WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

AND INDEPENDENT ACCOUNTANTS’ AUDIT REPORT

Deloitte Anjin LLC
9Fl., One IFC,
10, Gukjegeumyung-ro,
Youngdeungpo-gu, Seoul
150-945, Korea

Tel: +82 (2) 6676 1000
Fax: +82 (2) 6674 2114
www.deloitteanjin.co.kr

Independent Accountants’ Audit Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Woori Finance Holdings Co., Ltd.:

We have audited the accompanying separate financial statements of Woori Finance Holdings Co., Ltd. (the “Company”). The financial statements consist of the separate statements of financial position as of December 31, 2013 and 2012 and January 1, 2012, respectively, and the related separate statements of comprehensive income, changes in equity and cash flows, all expressed in Korean won, for the years ended December 31, 2013 and 2012, respectively. The Company’s management is responsible for the preparation and fair presentation of the separate financial statements and our responsibility is to express an opinion on these separate financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012 and January 1, 2012, respectively, and the results of its operations and its cash flows for the years ended December 31, 2013 and 2012, respectively, in conformity with Korean International Financial Reporting Standards (“K-IFRS”).

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”),

its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities.

DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

As the other matter that does not have any impact on our audit opinion, as described in Note 2, the Company applied the amendments to Korean International Financial Reporting Standards (“K-IFRS”) 1019 – Employee Benefits respectively, and therefore the accompanying comparative financial statements were restated, accordingly.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying separate financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying separate financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

March 4, 2014

Notice to Readers

This report is effective as of March 4, 2014, the auditor’s report date. Certain subsequent events or circumstances may have occurred between the auditor’s report date and the time the auditor’s report is read. Such events or circumstances could significantly affect the separate financial statements and may result in modifications to the auditor’s report.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

The accompanying separate financial statements including all footnote disclosures were prepared by and are the responsibility of the Company.

Soon Woo Lee

Chairman and Chief Executive Officer

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2013 AND 2012 AND JANUARY 1, 2012

	December 31, 2013	December 31, 2012	January 1, 2012
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 5 and 30)	45,524	236,400	33,538
Loans and receivables (Notes 4, 6, 7 and 30)	34,453	209,199	239,215
Investments in subsidiaries and joint ventures (Note 8)	13,763,730	17,976,325	17,825,203
Premises and equipment (Notes 9 and 29)	288	389	515
Intangible assets (Note 10)	44	33	29
Current tax assets (Note 27)	138,005	20,844	—
Deferred tax assets (Note 27)	—	2,444	2,158
Other assets (Notes 11 and 30)	2,207	970	2,347
Assets held-for-sale (Note 12)	1,555,852	—	—
Disposal group held for distribution to owners (Note 13)	2,441,809	—	—

Total assets	17,981,912	18,446,604	18,103,005

LIABILITIES
Debentures (Notes 4, 7 and 14)	3,505,025	3,654,276	3,653,968
Net defined benefit liability (Notes 15 and 30)	—	137	—
Current tax liabilities (Note 27)	—	165,588	201,361
Deferred tax liabilities (Note 27)	375,026	—	—
Other financial liabilities (Notes 4, 7, 16 and 30)	175,813	53,448	31,796
Other liabilities (Note 16)	889	1,479	1,659
Liabilities directly associated with disposal group held for distribution to owners (Note 13)	180,553	—	—

Total liabilities	4,237,306	3,874,928	3,888,784

EQUITY
Capital stock (Note 17)	4,030,077	4,030,077	4,030,077
Hybrid securities (Note 18)	498,407	498,407	309,010
Capital surplus (Note 17)	109,026	109,026	109,026
Other equity (Note 19)	(1,272)	(1,467)	(1,029)
Retained earnings (Note 20)	9,108,368	9,935,633	9,767,137

Total equity	13,744,606	14,571,676	14,214,221

Total liabilities and equity	17,981,912	18,446,604	18,103,005

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
	(Korean Won in millions, except for earning per share data)
NET INTEREST EXPENSE (Notes 21 and 30)
Interest income	6,508	11,757
Interest expense	(169,340)	(184,137)

	(162,832)	(172,380)

NET FEES AND COMMISSIONS INCOME (Notes 22 and 30)
Fees and commissions income	60,140	62,582
Fees and commissions expense	(14,216)	(3,142)

	45,924	59,440

DIVIDEND INCOME (Notes 23 and 30)	254,081	562,272
IMPAIRMENT LOSSES DUE TO CREDIT LOSS (Note 24)	(4,621)	—
ADMINISTRATIVE EXPENSES (Notes 25 and 30)	(42,080)	(50,774)

OPERATING INCOME	90,472	398,558

NON-OPERATING EXPENSE (Note 26 and 30)	(309,427)	(1,368)
INCOME (LOSS) BEFORE INCOME TAX EXPENSE	(218,955)	397,190
INCOME TAX EXPENSE (BENEFIT) (Note 27)	377,408	(146)

NET INCOME (LOSS)	(596,363)	397,336

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX (Note 15)	195	(438)
Items that will not be reclassified to profit or loss	195	(438)
Remeasurement item of employee benefits	195	(438)
Items that may be reclassified to profit or loss	—	—

TOTAL COMPREHENSIVE INCOME (LOSS)	(596,168)	396,898

Basic and diluted earnings per share (Note 28)	(776)	459

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total
	(Korean Won in millions)
January 1, 2012 (Reported)	4,030,077	309,010	109,026	(14)	9,766,122	14,214,221
Effect from change in accounting policy	—	—	—	(1,015)	1,015	—

January 1, 2012 (Restated)	4,030,077	309,010	109,026	(1,029)	9,767,137	14,214,221

Dividends	—	—	—	—	(201,503)	(201,503)
Dividends of hybrid securities	—	—	—	—	(27,337)	(27,337)
Net income	—	—	—	—	397,336	397,336
Remeasurement of item of employee benefits	—	—	—	(438)	—	(438)
Issuance of hybrid securities	—	189,397	—	—	—	189,397

December 31, 2012	4,030,077	498,407	109,026	(1,467)	9,935,633	14,571,676

January 1, 2013	4,030,077	498,407	109,026	(1,467)	9,935,633	14,571,676
Dividends	—	—	—	—	(201,503)	(201,503)
Dividends of hybrid securities	—	—	—	—	(29,399)	(29,399)
Net loss	—	—	—	—	(596,363)	(596,363)
Remeasurement of item of employee benefits	—	—	—	195	—	195

December 31, 2013	4,030,077	498,407	109,026	(1,272)	9,108,368	13,744,606

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
	(Korean Won in millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income(loss)	(596,363)	397,336
Adjustment to net income:	599,334	(388,388)
Income tax expense (benefit)	377,408	(146)
Interest income	(6,508)	(11,757)
Interest expense	169,340	184,137
Dividend income	(254,081)	(562,272)
Impairment losses due to credit loss	4,621	—
Impairment losses on asset held for sale	306,437	—
Depreciation	145	179
Amortization	11	6
Loss on disposal of intangible assets	1	—
Retirement benefits	1,960	1,465
Changes in operating assets and liabilities:	155,606	197,158
Decrease in loans and receivables	182,985	198,113
Decrease (increase) in other assets	(1,238)	1,364
Decrease in net defined benefit liability	(1,840)	(1,893)
Decrease in other financial liabilities	(23,711)	(245)
Decrease in other liabilities	(590)	(181)
Cash received from (paid for) operating activities:	(55,025)	189,020
Income tax paid	(144,743)	(201,361)
Interest income received	6,212	9,739
Interest expense paid	(170,575)	(181,630)
Dividend income received	254,081	562,272

Net cash provided by operating activities	103,552	395,126

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
	(Korean Won in millions)
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease of investments in subsidiaries and joint ventures	—	3,107
Disposal of premises and equipment	18	—
Disposal of intangible assets	14	—
Increase of investments in subsidiaries and joint ventures	(69,648)	(154,229)
Acquisition of premises and equipment	(62)	(54)
Acquisition of intangible assets	(37)	(10)

Net cash used in investing activities	(69,715)	(151,186)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of debentures	748,045	767,657
Increase in borrowings	—	35,000
Issuance of hybrid securities	—	189,397
Redemption of debentures	(720,000)	(770,000)
Redemption of borrowings	—	(35,000)
Dividends paid on hybrid securities	(29,399)	(26,629)
Dividends paid	(201,503)	(201,503)

Net cash used in financing activities	(202,857)	(41,078)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(169,020)	202,862

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	236,400	33,538

Cash and cash equivalents directly associated with disposal group held for distribution to owners	(21,856)	—

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	45,524	236,400

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NOTES TO SEPARATE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1.	GENERAL

Woori Finance Holdings Co., Ltd. (hereinafter referred to “Woori Finance Holdings” or the “Company”) was incorporated on March 27, 2001, to manage the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea(merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 13 subsidiaries including Woori Bank and 160 second-tier subsidiaries including Woori Credit Information Co., Ltd. as of December 31, 2013.

Upon its incorporation, the Company’s stock amounted to 3,637,293 million Won, consisting of 727,458,609 common shares (5,000 Won per share) issued. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, the Company’s stock amounts to 4,030,077 million Won, consisting of 806,015,340 common shares issued, as of December 31, 2013. KDIC owns 459,198,609 shares out of total outstanding shares, representing 56.97% ownership of the Company.

On June 24, 2002, the Company listed its common shares on the Korea Exchange (“KRX”). On September 29, 2003, the Company registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

2.	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

(1)	Basis of presentation of financial statements

The Company has adopted the Korean International Financial Reporting Standards (“K-IFRS”) for the annual period beginning on January 1, 2011 and the accompanying financial statements are prepared on K-IFRS. The accompanying financial statements are the Company’s separate financial statements prepared in accordance with K-IFRS 1027 Consolidated and Separate Financial Statements. Major accounting policies used for the preparation of the financial statements are stated below. These accounting policies, except for the impact from the introduction of the enactments or amendments stated below, have been applied consistently to the financial statements for the current period and accompanying comparative period.

The Company’s financial statement has been prepared based on the historical cost method except for specific non-current assets and financial assets measured by revaluation or fair value. The historical cost is generally measured by fair value of acquired assets.

The Company is measuring items in financial statements by using the functional currency in the major economic environment in which operating activities occur, and the functional currency is Korean Won.

Meanwhile, the separate financial statements were approved by the board of directors is on February 28, 2014.

1)	The Company has newly adopted the following new standards and interpretations that affected the accounting policies.

Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments of K-IFRS 1001 relate to the separate presentation of other comprehensive income items that would not be reclassified to net income subsequently or would be recycled to net income under specific circumstances. The amendments have impact on the presentation of financial statements and no impact on the financial position and financial performance. The Company applied the amendments retrospectively and restated the accompanying comparative financial statements, accordingly.

Amendments to K-IFRS 1019 – Employee Benefits

The amendments to K-IFRS 1019 relate to the elimination of the ‘corridor approach’ permitted under the previous version of K-IFRS 1019. Accordingly, the actuarial gains and losses are recognized in other comprehensive income immediately. The amendments replace the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability. The expected return on plan assets included in net interest on the net defined benefit liability (asset). The past service costs incurred under changes of plans are recognized at the earlier of the dates when the plan amendment or curtailment occurs and when the entity recognizes related restructuring costs or termination benefits. The Company applied the amendments retrospectively and restated the comparative financial statements.

The effects of the retrospective application of amendment on the comparative statement of financial position as of December 31, 2012 and the related comprehensive income for the year ended are as follows (Unit: Korean Won in millions):

	As of December 31, 2012		As of January 1, 2012
	Reported	Restated	Reported	Restated
Other assets (*)	—	—	13	13
Net defined benefit liability	137	137	—	—
Other equity	(14)	(1,467)	(14)	(1,029)
Retained earnings	9,934,180	9,935,633	9,766,122	9,767,137

(*)	Excess of the fair value of plan assets over retirement benefit obligation is recorded as other assets.

	For the year ended December 31, 2012
	Reported	Restated
Operating income	397,980	398,558
Non-operating expense, net	(1,368)	(1,368)
Income before income tax expense	396,612	397,190
Income tax benefit	286	146
Net income	396,898	397,336
Other comprehensive loss	—	(438)
Total comprehensive income	396,898	396,898

Amendments to K-IFRS 1107 – Financial Instruments: Disclosures

The amendments to K-IFRS 1107 are mainly focusing on presentation of the offset between financial assets and financial liabilities. Irrespective of whether they meet the offset requirement of between financial assets and financial liabilities in accordance with K-IFRS 1032, the amendments to K-IFRS 1107 establishes legally enforceable master netting agreements or in accordance with similar agreement right to offset financial instruments and the information about offset agreement like collateral agreement. Since the Company does not hold any financial instruments that are required to be offset under K-IFRS 1032 and does not have master netting arrangements or similar agreements with counterparties, the amendments have no significant impact on the Company’s financial statements.

Enactment to K-IFRS 1112 – Disclosure of Interests in Other Entities

The enactment of K-IFRS 1112 establishes disclosure requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The K-IFRS 1112 requires that the nature of and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows shall be disclosed. The adoption of the enactment has no significant impact on the Company’s financial statements.

Enactment of K-IFRS 1113 – Fair Value Measurement

The enactment of K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosure requirements about fair value measurements. In accordance with K-IFRS 1113, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, an entity uses the assumptions that market participants would use when pricing the asset or liability under current market conditions. The K-IFRS 1113 explains that a fair value measurement requires an entity to determine the following the particular asset or liability being measured, the market in which an orderly transaction would take place for the asset or liability, and the appropriate valuation technique(s) used when measuring fair value. The standard stated extensive disclosure requirement related to fair value measurement. The adoption of the enactment has no significant impact on Company’s financial statements.

2)	The Company has not applied the following new and revised K-IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1032 – Financial Instruments: Presentation

The amendments to K-IFRS 1032 are clarifying the meaning of related standards about the offset presentation of financial assets and financial liabilities. That is, the right to offset must not be conditional to future events and can be exercised always during the contract periods. The right to offset has to be executable even in the case of default or insolvency, not just in the case of normal business progress with counterparties. The amendments to K-IFRS 1032 are effective for the annual period beginning on January 1, 2014.

There are other amendments, such as the amendments to K-IFRS 1036 Impairment of Assets relating to recoverable amount disclosures for non-financial assets that are effective from January 1, 2014 with earlier application permitted.

The Company anticipates that the amendment listed above may not have significant impact on the Company’s financial statements.

3)	Others

a)	Change in presentation of short term employee benefits in administrative expenses

Certain fringe benefits such as social security contributions, paid-annual leave and paid-sick leave of which characteristic were short term employee benefits and previously included in other administrative expenses are separately presented as an item in short term employee benefits in administrative expenses. Such changes in presentation have no impact on net income and net assets of the Company’s financial statements.

The changes in presentation of comparative financial statements are as follows (Unit: Korean Won in millions):

<Administrative expenses>

		2011
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Reported	Employee benefits	5,128	11,696	16,948	24,266
	Depreciation and amortization	103	208	252	299
	Other administrative expenses	5,301	11,332	16,987	25,228

	Total	10,532	23,236	34,187	49,793

Restated	Employee benefits	5,734	13,059	19,113	27,260
	Depreciation and amortization	103	208	252	299
	Other administrative expenses	4,695	9,969	14,822	22,234

	Total	10,532	23,236	34,187	49,793

		2012
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Reported	Employee benefits	5,672	12,067	17,931	23,400
	Depreciation and amortization	47	94	140	185
	Other administrative expenses	5,540	17,793	22,144	27,189

	Total	11,259	29,954	40,215	50,774

Restated	Employee benefits	6,447	13,733	20,549	26,867
	Depreciation and amortization	47	94	140	185
	Other administrative expenses	4,765	16,127	19,526	23,722

	Total	11,259	29,954	40,215	50,774

<Management compensation>

		2011
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Reported	Short term employee benefits	1,083	2,238	2,822	4,461
Restated	Short term employee benefits	1,105	2,338	2,956	4,660

		2012
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Reported	Short term employee benefits	1,034	2,187	3,180	3,787
Restated	Short term employee benefits	1,083	2,306	3,336	3,984

(2)	Investment in subsidiaries, joint ventures and associates

The accompanying financial statements are the Company’s separate financial statements prepared in accordance with K-IFRS 1027 Consolidated and Separate Financial Statements. The separate financial statements present the investment in subsidiaries, joint ventures or associates, based on the acquisition cost. The Company accounts for the investments in subsidiaries, joint ventures or associates at cost, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations. The Company recognizes dividends from subsidiaries, joint ventures or associates in net income in the separate financial statements when its right to receive the dividend is established.

When there is an indication of impairment, the entire carrying amount of investment (including goodwill) in a subsidiary, a jointly controlled entity or an associate is tested for impairment in accordance K-IFRS 1036 Impairment of Assets as a single asset by comparing its recoverable amount (higher of fair value less costs to sell and value in use) to its carrying amount. An impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

(3)	Premises and equipment

Premises and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment are directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs to replace part of the premises and equipment are recognized in carrying amount of an asset or as an asset if it is probable that the future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. The carrying amount of the replaced part is eliminated from the books. Routine maintenance and repairs are expensed as incurred.

Premises and equipment are depreciated on a straight-line basis on the estimated economic useful lives as follows:

Estimated useful lives
Structures in leased office	5 years
Properties for business purposes	5 years

The Company assesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a premises and equipment exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(4)	Intangible assets

Intangible assets are stated at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Company’s software and industrial property right (trademark) are amortized over five years using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

(5)	Impairment of non-financial assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists, the Company estimates the recoverable amount. Recoverable amount is measured by the higher of net fair value less costs to sell and utility value. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(6)	Financial assets and financial liabilities

1)	Classification of financial assets

Financial assets are classified into the following categories depending on the nature and purpose of possession: financial assets at fair value through profit or loss (“FVTPL”), loans and receivables, available-for-sale (“AFS”) financial assets and held-to-maturity (“HTM”) financial assets.

a)	Financial assets at FVTPL

Financial assets are classified as at FVTPL when the financial asset is held for trading or is designated at FVTPL at initial recognition. All derivatives including the embedded derivatives, which are separated from the host contract, are classified as trading securities, unless they are designated and effective hedging instruments.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 Financial Instruments: Recognition and Measurement permits the entire hybrid (combined) contract to be designated as at FVTPL.

b)	Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

c)	AFS financial assets

Non-derivatives financial assets that are not classified as at HTM; held-for-trading; designated as at FVTPL; or loans and receivables are classified as at AFS.

d)	HTM financial assets

HTM investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity.

2)	Classification of financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities measured at amortized costs.

a)	Financial liabilities at FVTPL

Financial liabilities as at FVTPL include a financial liability held for trading and a financial liability designated at FVTPL. All derivatives including the embedded derivatives separated from the host contract are classified as financial liabilities held for trading unless they are designated and effective hedging instruments.

The criteria for designation of financial liabilities at FVTPL upon initial recognition are the same as those of financial assets at FVTPL.

b)	Financial liabilities measured at amortized costs

Financial liabilities that are not classified as at FVTPL are measured at amortized costs. Deposits and debt securities that are not designated as at FVTPL are classified as financial liabilities measured at amortized costs.

3)	Recognition and Measurement

The Company recognizes a financial asset at trade date. All types of financial instruments, except financial assets/liabilities at FVTPL, are measured at fair value at initial recognition and transaction costs that are directly attributable to the acquisition (issuance) are added to or deducted from the fair value. Financial assets/liabilities at FVTPL are initially recognized at fair value and transaction costs directly attributable to the acquisition (issuance) are recognized in the statement of comprehensive income.

Financial assets/liabilities at FVTPL and AFS financial assets are subsequently measured at fair value. HTM financial assets, loans and receivables and other financial liabilities are measured at amortized costs using the effective interest rate method.

Gains or losses arising from changes in the fair value of the financial assets/liabilities at FVTPL are presented in the statement of comprehensive income during the period in which they arise. Changes in the fair value of monetary and non-monetary securities, which are classified as AFS financial assets, are recognized in other comprehensive income. Changes in the fair value of AFS monetary assets denominated in a foreign currency are comprised of exchange differences on amortized costs and other carrying value fluctuation. Exchange differences on AFS monetary assets are recognized in net income and changes in carrying value that is not related to the exchange differences are recorded in other comprehensive income.

Dividends income of financial assets at FVTPL and AFS financial assets is recognized in net income when the Company’s right to receive the dividend is established.

Where the AFS financial asset is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in other comprehensive income is reclassified to net income.

4)	Derecognition of financial assets

The Company derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.

(7)	Offsetting financial instruments

Financial assets and liabilities are presented net in the separate statements of financial position when the Company has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability.

(8)	Impairment of the financial assets

1)	Assets measured at amortized costs

The Company assesses at the end of each reporting period whether there is any objective evidence that a financial asset (or a group of financial assets) is impaired. A financial asset (or a group of financial assets) is considered to be impaired when there is objective evidence of impairment loss as a result of one or more events (hereinafter the “loss event”) that occurred after the initial recognition and the estimated future cash flows of the financial asset have been affected.

The criteria used to determine whether there is loss event include:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probability that the borrower will enter bankruptcy or financial re-organization;

•	the disappearance of an active market for the financial asset due to financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows of a group of financial assets after initial recognition, although the decrease in the estimated future cash flows of individual financial assets included in the group is not identifiable.

For individually significant financial assets, the Company assesses whether loss event exists individually, and it assesses either individually or collectively for impairment of financial assets that are not significant. If there is no loss event exists for financial assets individually assessed, the Company includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets for which the Company recognizes impairment based on an individual assessment or impairment loss is continuously recognized are not subject to a collective impairment assessment.

The amount of impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit loss that are not yet incurred), which is discounted at the financial asset’s original effective interest rate. The amount of impairment loss is reduced directly from the asset’s carrying value or by using a provision account, and it is recognized in net income.

For loans and receivables or HTM financial assets with a variable interest rate, the current effective interest rate, which is determined under the contract, is used to measure impairment loss.

Whether collateral inflow is probable or not, the present value of the estimated future cash flows of collateralized financial asset is calculated as the cash flows, which may arise from collateral inflow, less costs of acquiring and selling collateral.

Future cash flows for a group of financial assets that are collectively assessed for impairment are estimated based on the historical loss experience of assets having credit risk characteristics, similar to those in the group of financial assets. If historical loss experience is not enough or not existed, similar corporation’s comparable historical loss experience of a group of financial assets is used. The effects of current conditions that do not have an impact in the historical loss experience period are reflected and the historical loss experience is adjusted based on the current observable data in order to remove the effects of conditions that currently do not exist but existed in the historical loss experience period.

For a collective assessment for impairment, financial assets are classified based on similar credit risk characteristics (i.e. based on the assessment of credit risk or grading process, considering asset type, industry, geographical location, collateral type, past-due status, and other relevant elements) indicating the debtor’s ability to pay all amounts of debt under the contractual terms. These characteristics are relevant to the estimation of future cash flows for groups of such assets as being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

When estimating the changes in future cash flows, observable data (i.e. an impairment loss arisen from a group of assets, an unemployment rate indicating the loss and its parameter, asset price, product price, or payment status) need to be consistently reflected. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce the difference between loss estimates and actual loss experience.

When the amount of impairment loss decreases subsequently and the decrease is related to an event occurred after the impairment is recognized (i.e. an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed directly from or by adjusting the provision account. The reversed amount is recognized in net income.

2)	AFS financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that the Company’s financial asset (or a group of financial assets) is impaired. For debt securities, the Company uses the criteria refer to (8)-1) above.

For equity investments classified as AFS financial assets, a significant or prolonged decline in the fair value below cost is an objective evidence of impairment. The Company recognizes other comprehensive loss when the current fair value of the AFS financial asset is decreased. When the fair value of an AFS financial asset is decreased below its acquisition cost which is considered an objective evidence of impairment, the cumulative loss, amounting to the difference between the acquisition cost and the current fair value, is removed from other comprehensive income and recognized in net income as an impairment loss. For AFS equity instruments, impairment losses recognized in net income are not reversed through net income. When the fair value of AFS debt instrument increases in a subsequent period and the evidence is objectively related to an event occurred after recognizing the impairment loss, the impairment loss is reversed and recognized in net income.

(9)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investment assets that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

(10)	Assets (or disposal groups) held for sale

The Company shall classify a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this, the asset (or disposal group) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and its sale must be highly probable. For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group), and an active programme to locate a buyer and complete the plan must have been initiated. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

The Company shall measure a non-current asset (or disposal groups) classified as held for sale at the lower of its carrying amount and fair value less costs to sell.

(11)	Disposal group held for distribution to owners

A disposal group is classified as held for distribution to owners when the entity is committed to distribute disposal group to the owners. For this to be the case, the assets must be available for immediate distribution in their present condition and the distribution must be highly probable. For the distribution to be highly probable, actions to complete the distribution must have been initiated and should be expected to be completed within one year from the date of classification.

An entity shall measure disposal group classified as held for distribution to owners at the lower of its carrying amount and fair value less costs to distribute.

(12)	Equity

Common stock is classified as equity and mandatorily redeemable preferred stock is classified as a liability. Direct expenses relevant to issuance of new stock and stock option are recognized as a deduction from equity, net of tax effects.

When the Company purchases its common stock (treasury stock), payment including direct transaction cost (net of tax) is recognized as a deduction from the Company’s equity until the common stock is disposed of or reissued. In the case of reissuance of the treasury stock, received amount (net of direct transaction costs and relevant tax) is included in equity attributable to the Company’s shareholders.

(13)	Fees and commissions income

The Company’s revenue includes brand royalty income. If the Company can measure the amounts of revenue reliably and it is probable that future economic benefits can flow to the Company, revenue is recognized on an accrual basis in accordance with the economic substance of the relevant contract.

(14)	Income tax expense

Income tax consists of current and deferred income tax. Income tax is recognized in net income except when it relates to elements recognized in other comprehensive income or directly in equity. Current income tax liabilities (assets) is measured at the amount expected to be paid to taxation authorities (recovered from taxation authorities) using the tax rates and tax laws that have been enacted by the reporting date or substantively enacted.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the separate financial statements and the corresponding tax bases used in the computation of taxable profit. However, the Company does not recognize deferred tax arising on the initial recognition of an asset or a liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither accounting profit nor taxable profit. Deferred taxes are determined using tax rates and laws that have been enacted by the reporting date - the date when the relevant deferred tax assets are realized and the deferred tax liabilities are settled - or substantially enacted.

Deferred tax assets are recognized if future taxable profits are probable so that the temporary differences can be used.

Deferred tax assets in accordance with the related investments in subsidiaries and associates are recognized except where the timing of the reversal of the temporary difference can be controlled and it is probable that the expected future temporary difference does not reverse.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and current tax liabilities and when the deferred tax assets and liabilities are relevant to income taxes levied by the same taxation authorities.

In accordance with the Korean Corporate Tax Act, the Company and its 100%-owned domestic subsidiaries have filed a consolidated tax return. Accordingly, the Company recognizes total corporate income tax due that it will pay on behalf of its subsidiaries as a current tax liability and the amounts due from subsidiaries as loans and receivables.

(15)	Employee benefits

1)	Short-term employee benefits

The Company recognizes the undiscounted amount of short-term employee benefits expecting payment in exchange for the services, when employee renders services. Also, the Company recognizes expenses and liabilities in the case of accumulating compensated absences, when the employees render service that increases their entitlement to future compensated absences. Though the Company may have no legal obligation to pay a bonus, considering some cases, the Company has a practice of paying bonuses. In such cases, the Company has a constructive obligation, and thus recognizes expenses and liabilities when the employees render service.

2)	Retirement benefits

The Company operates defined benefit plans. For defined benefit plans, the liability recognized in the separate statements of financial position is the present value of the current defined benefit obligation at the date of the separate statement of financial position, less the fair value of plan assets, as adjusted for unrecognized past service cost.

The defined benefit obligation is calculated on an annual basis by independent actuaries using the projected unit credit method. The present value of defined benefit obligations is expressed in a currency in which retirement benefits will be paid and is calculated by discounting expected future cash outflows with the interest rate of high quality corporate bonds which maturity is similar to the payment date of retirement benefit obligations.

Actuarial gains and losses arising from the differences between changes in actuarial assumptions and what has actually occurred are recognized in remeasurements in the period in which they occur.

(16)	Interest income and expense recognition

Interest income and expense from held-to-maturity financial assets, loans and receivables, and other financial liabilities measured at amortized cost, are recognized on an accrual basis using the effective interest method.

Effective interest method is the method of calculating the amortized cost of financial assets or liabilities and allocating the interest income or expense over the relevant period. The effective interest rate reconciles the expected future cash in and out through the expected life of financial instruments or shorter period if appropriate, and net carrying value of financial assets or liabilities. When calculating the effective interest rate, the Company estimates future cash flows considering all contractual terms of the financial instruments such as prepayment option, except the loss on future credit risk. Also, effective interest rate calculation reflects commission, points (only responsible for the effective interest rate) that are paid or earned between contracting parties, transaction costs, and other premiums and discounts.

(17)	Earnings per share (“EPS”)

Basic EPS is calculated by earnings subtracting the dividends paid to holders of preferred stock and hybrid securities from the net income attributable to ordinary shareholders from the statements of comprehensive income and dividing by the weighted average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continually evaluated and are based on historical experience and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions. The following are the accounting estimates and assumptions that have a significant risk of causing changes to the carrying amounts of assets and liabilities within the next accounting period.

(1)	Income taxes

The Company estimates income tax provision based on its operating activities through December 31, 2013 as current and deferred income taxes. The actual income taxes payment may differ from the income tax provision recognized and the difference could be material.

(2)	Fair value of financial instruments

The fair value of financial instruments that are not traded in active markets is measured by using valuation techniques. The Company uses its judgment to select a variety of valuation techniques and makes assumptions based on the market conditions as of December 31, 2013.

(3)	Impairment loss on financial assets

The Company recognizes impairment losses on financial assets by assessing the occurrence of loss events or it assesses impairment for a group of financial assets with similar credit risk characteristics. Impairment loss for financial assets is the difference between such assets’ carrying value and the present value of estimated recoverable cash flows. The estimation of future cash flows requires management judgment.

(4)	Defined benefit retirement plans

The Company operates defined benefit retirement plans. Defined benefit retirement plans are measured through actuarial valuation and the Company estimates discount rate, future wage growth rate, mortality ratio to produce actuarial valuation. Defined benefit retirement plans contain significant uncertainty in these estimates due to its long-term characteristic.

4.	RISK MANAGEMENT

The Company’s operating activity is exposed to various financial risks; hence, the Company is required to analyze and assess the level of complex risks, determine the permissible level of risks or manage the risks. The Company’s risk management procedure is set for improvement in the quality of assets and investments held by making a decision about how to avoid or mitigate risks through the identification of the cause of the potential risk and its impact.

The Company has established an approach to manage the acceptable level of risks to the Company and eliminate the excessive risks in financial instruments in order to maximize its profit given the risks present, for which the Company has implemented processes for risk recognition, measurement and assessment, control, and monitoring and reporting.

The risk management department of the Company manages risks based on the Company’s policy. The risk management committee makes the decision on its risk strategy such as allocation of capital at risk and establishment of risk limit.

(1)	Credit risk

Credit risk represents the possibility of financial loss incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Company’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

In order to measure its credit risk, the Company considers the possibility of failure in performing its obligation to its counterparties, credit exposure of the counterparty and the related default risk, and the rate of default loss.

2)	Credit risk mitigation

The Company mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives.

3)	Maximum exposure to credit risk

The Company’s maximum exposure to credit risk is as follows in carrying amounts (Unit: Korean Won in millions):

	December 31, 2013
	Banks	Companies	Total
Loans and receivables neither overdue nor impaired	22,732	11,723	34,455
Loans and receivables overdue but not impaired	—	—	—
Impaired loans and receivables	—	4,624	4,624

Total	22,732	16,347	39,079

Provisions for credit losses	—	4,626	4,626

Net amount	22,732	11,721	34,453

	December 31, 2012
	Banks	Companies	Total
Loans and receivables neither overdue nor impaired	198,293	10,911	209,204
Loans and receivables overdue but not impaired	—	—	—
Impaired loans and receivables	—	—	—

Total	198,293	10,911	209,204

Provisions for credit losses	—	5	5

Net amount	198,293	10,906	209,199

All loans and receivables are maintained at or above the permissible level of credit rating.

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities, the Company makes judgment to avoid, bear or mitigate risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

2)	Market risk measurement

The Company uses both a standard risk measurement model approach and an internal risk measurement model approach to measure market risk. A standard risk measurement model is used to calculate individual market risk of owned capital, while an internal risk measurement model is used to calculate general capital market risk and measure internal risk.

3)	Risk limit management

As of December 31, 2013 and 2012, the Company is not exposed to market risk in connection with trading activities.

4)	Sensitivity analysis of market risk

The Company performs the sensitivity analysis for trading and non-trading activities. As of December 31, 2013 and 2012, the Company is exposed only to interest rate risk from non-trading activities.

Based on market risk sensitivity analysis of non-trading activities, Earning at Risk (“EaR”) and Value at Risk (“VaR”) are as follows (Unit: Korean Won in millions):

December 31, 2013		December 31, 2012
EaR	VaR	EaR	VaR
(24,425)	(168,963)	(13,944)	(146,027)

The Company estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by maturity date are as follows (Unit: Korean Won in millions):

		Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years
December 31, 2013	Loans and receivables	1,032	—	—	—	1,032	—	—
	Debentures	3,934,006	396,771	33,143	132,736	659,952	2,055,157	656,247

December 31, 2012	Loans and receivables	1,036	—	—	—	1,036	—	—
	Debentures	4,037,836	42,088	239,841	88,960	505,680	3,161,267	—

(3)	Liquidity risk

Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. Among the financial liabilities on the separate statements of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a predetermined period.

The Company manages liquidity risk by identifying the maturity gap through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.)

2)	Maturity analysis of non-derivative financial liabilities

The Company’s maturity analysis of non-derivative financial liabilities, including both principals and interests, based on the remaining contractual maturities as of December 31, 2013 and 2012 are as follows (Unit: Korean Won in millions):

		Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years
December 31, 2013	Debentures	3,934,006	396,771	33,143	132,736	659,952	2,055,157	656,247
	Other financial liabilities	175,813	175,813	—	—	—	—	—

December 31, 2012	Debentures	4,037,836	42,088	239,841	88,960	505,680	3,161,267	—
	Other financial liabilities	53,448	53,448	—	—	—	—	—

The maturity analysis of non-derivative financial liabilities assumes that the contractual maturity is the same as the expected maturity.

(4)	Capital risk management

Pursuant to Financial Holding Company Supervisory Regulation, the Company calculates and manages the debt ratio as ‘total liability divided by total equity subtracting regulatory reserve for credit loss’; and calculates the dual leverage ratio as ‘total invested amount on subsidiaries divided by total equity subtracting regulatory reserve for credit loss’, for capital risk management purposes.

The debt ratio and the dual leverage ratio are as follows:

December 31, 2013		December 31, 2012
Debt ratio	Dual leverage ratio	Debt ratio	Dual leverage ratio
30.83%	129.07%	26.59%	123.37%

5.	CASH AND CASH EQUIVALENTS

Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Demand deposit	5,524	49,471
Time deposit	40,000	186,929

Total	45,524	236,400

6.	LOANS AND RECEIVABLES

(1)	Details of loans and receivables are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Loans	1,000	1,000
Provisions for credit losses	(2)	(5)
Receivables (*)	17,501	170,906
Provisions for credit losses	(4,624)	—
Accrued income	28	736
Refundable rent deposits	22,143	37,261
Present value discount on refundable deposits	(1,593)	(699)

Total	34,453	209,199

(*)	Receivables due to consolidated tax return are 12,563 million Won and 166,077 million Won as of December 31, 2013 and 2012, respectively (See Note 27).

(2)	Details of changes in provisions for credit losses are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013	For the year ended December 31, 2012
Beginning balance	5	5
Provision	4,621	—

Ending balance	4,626	5

7.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value and book value of financial assets and liabilities measured at amortized costs are as follows (Unit: Korean Won in millions):

		December 31, 2013		December 31, 2012
		Fair value	Book value	Fair value	Book value
Financial assets	Loans and receivables (*1)	34,453	34,453	209,199	209,199
Financial liabilities	Debentures (*2)	3,743,839	3,684,958	3,770,841	3,654,276
	Other financial liabilities (*1)	175,813	175,813	53,448	53,448

		3,919,652	3,860,771	3,824,289	3,707,724

(*1)	The company believed there was no significant difference between carrying amount and fair value of the financial instrument, and classified them into level 3.
(*2)	The fair value of debentures was estimated with a nonguaranteed discount rate of financial bond, and was classified into level 2. Among the debentures, the carrying amount 179,933 million Won is classified into liabilities related to disposal group held for distribution to owners as of December 31, 2013 (See Note 13).

8.	INVESTMENTS IN SUBSIDIARIES AND JOINT VENTURES

Investments in subsidiaries and joint ventures accounted for using the cost method are as follows (Unit: Korean Won in millions):

Company	Country	Financial	December 31, 2013		December 31, 2012
		year end as of	Ownership (%)	Carrying value	Ownership (%)	Carrying value
Woori Bank (*1)	Korea	Dec. 31	100.0	12,848,076	100.0	13,621,824
Kwangju Bank (*6)	"	Dec. 31	100.0	—	100.0	976,291
Kyongnam Bank (*6)	"	Dec. 31	100.0	—	100.0	1,443,662
Woori FIS Co., Ltd.	"	Dec. 31	100.0	35,013	100.0	35,013
Woori Investment & Securities Co., Ltd. (*2) (*5)	"	Dec. 31	37.9	—	37.9	1,036,749
Woori F&I Co., Ltd. (*5)	"	Dec. 31	100.0	—	100.0	206,563
Woori Asset Management Co., Ltd. (*2) (*5)	"	Dec. 31	100.0	—	100.0	67,456
Woori Private Equity Co., Ltd.	"	Dec. 31	100.0	34,246	100.0	34,246
Woori Financial Co., Ltd. (*5)	"	Dec. 31	52.0	—	52.0	238,575
Woori Aviva Life Insurance Co., Ltd. (*2) (*3) (*5)	"	Dec. 31	51.6	—	51.6	102,946
Woori FG Savings Bank (*5)	"	Jun. 30	100.0	—	100.0	210,000
Woori Finance Research Institute	"	Dec. 31	100.0	3,000	100.0	3,000
Woori Card Co., Ltd. (*1)	"	Dec. 31	100.0	773,748	—	—
Woori Investment Bank Co.,Ltd. (*4)	"	Mar. 31	41.6	69,647	—	—

				13,763,730		17,976,325

(*1)	For the year ended December 31, 2013, Woori Bank spun off its credit card division into Woori Card Co., Ltd. The Company includes Woori Card Co., Ltd. as its wholly-owned subsidiary.
(*2)	For the year ended December 31, 2013, the fiscal year end of the entities was changed from March 31 to December 31.
(*3)	As a jointly controlled entity, Woori Aviva Life Insurance Co., Ltd. is not included in the consolidated subsidiaries.
(*4)	Woori Investment Bank Co., Ltd. became a subsidiary of the Company through the Company’s participation in the additional paid-in capital increase for the year ended December 31, 2013.
(*5)	The subsidiaries are classified into assets held-for-sale for the year ended December 31, 2013 (See Note 12).
(*6)	The subsidiaries are classified into disposal group held for distribution to owners for the year ended December 31, 2013 (See Note 13).

9.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	December 31, 2013
	Properties for business purposes	Structures in leased office	Total
Acquisition cost	1,568	608	2,176
Accumulated depreciation	(1,413)	(475)	(1,888)

Net carrying value	155	133	288

	December 31, 2012
	Properties for business purposes	Structures in leased office	Total
Acquisition cost	1,645	553	2,198
Accumulated depreciation	(1,391)	(418)	(1,809)

Net carrying value	254	135	389

(2)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the years ended December 31, 2013
	Properties for business purposes	Structures in leased office	Total
Beginning balance	254	135	389
Acquisition	6	56	62
Disposition	(18)	—	(18)
Depreciation	(87)	(58)	(145)

Ending balance	155	133	288

	For the year ended December 31, 2012
	Properties for business purposes	Structures in leased office	Total
Beginning balance	330	185	515
Acquisition	41	13	54
Disposition	(1)	—	(1)
Depreciation	(116)	(63)	(179)

Ending balance	254	135	389

10.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2013
	Computer software	Industrial property rights	Total
Acquisition cost	37	155	192
Accumulated amortization	(37)	(111)	(148)

Net carrying value	—	44	44

	December 31, 2012
	Computer software	Industrial property rights	Membership deposit	Total
Acquisition cost	37	117	15	169
Accumulated amortization	(36)	(100)	—	(136)

Net carrying value	1	17	15	33

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013
	Computer software	Industrial property rights	Membership deposit	Total
Beginning balance	1	17	15	33
Acquisition	—	37	—	37
Disposition	—	—	(15)	(15)
Amortization	(1)	(10)	—	(11)

Ending balance	—	44	—	44

	For the year ended December 31, 2012
	Computer software	Industrial property rights	Membership deposit	Total
Beginning balance	1	13	15	29
Acquisition	—	10	—	10
Amortization	—	(6)	—	(6)

Ending balance	1	17	15	33

11.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Prepaid expenses	2,174	970
Net defined benefit asset (Note 15)	33	—

Total	2,207	970

12.	ASSETS HELD-FOR-SALE

(1)	Summary

In accordance with Public Funds Oversight Committee’s plan of the privatisation of Woori Finance Holdings Co., Ltd. on June 26, 2013, the Company announced the public notice of the sales plan of Woori Investment Securities Co., Ltd, Woori Financial Co., Ltd., Woori F&I Co., Ltd., Woori Asset Management Co., Ltd., Woori Aviva Life Insurance and Woori Savings Bank on August 16, 2013. During December 2013 the Company selected the preferred potential buyers, and the negotiation to reach at the final agreement for the deal is still ongoing at the end of 2013. Therefore, the Company classified its investments in the subsidiaries and joint venture into assets held for sale as at the end of 2013.

(2)	Details of assets held for sale as of December 31, 2013 are as follows (Unit: Korean Won in millions):

December 31, 2013
Assets held-for-sale (Note 31)
Investments in subsidiaries and joint venture	1,555,852

The Company measured fair value of the assets held for sale based on market approach reflecting current market values of the businesses. Total net fair value is the amount that final bid price less incidental cost for disposal amounting to 1,805,895 million Won is classified into level 1 in the fair value hierarchy. The Company measured assets held for sale at the lower of its carrying value and fair value less costs to sell. The impairment loss on assets held for sale is recognized 306,437 million Won the year ended December 31, 2013.

13.	DISPOSAL GROUP HELD FOR DISTRIBUTION TO OWNERS

(1)	Summary

In accordance with Public Funds Oversight Committee’s plan of the privatisation of Woori Finance Holdings Co., Ltd. on June 26, 2013, the Board of Directors of the Company approved the plan of demerger of Kyongnam Bank Co., Ltd and Kwangju Bank Co., Ltd on August 27, 2013. The demerger is to take place through distributing of the shares of newly established companies which are receiving the investments to the shareholders of the Company and it is to be effective in the legal term on May 1, 2014 in accordance with the plan. Therefore, the Company classified its assets and liabilities related to Kyongnam Bank Co., Ltd and Kwangju Bank Co., Ltd into disposal group held for distribution to owners as at the end of 2013.

(2)	Details of disposal group held for distribution to owners are as follows (Unit: Korean Won in millions):

December 31, 2013
Disposal group held for distribution to owners
Cash and cash equivalents	21,856
Investments in subsidiaries and joint ventures	2,419,953

Total	2,441,809

Liabilities directly associated with disposal group held for distribution to owners
Debentures	179,933
Other liabilities	620

Total	180,553

The Company measured disposal group held for distribution to owners at the lower of the its carrying value and fair value less costs for distribution. In addition, the fair value of the disposal group held for distribution to owners has been measured based on the market approach and income approach.

Fair value less cost to distribute of disposal group held for distribution to owners is amounting to 3,286,389 million Won and classified into level 3 due to the valuation technique(s) used when measuring fair value and the inputs used in the valuation technique that were not observable in the market. The Company did not recognize an impairment loss of the disposal group held for distribution to owners.

A description of valuation techniques used for fair value measurement of disposal group held for distribution to owners and significant unobservable input variables are as follows:

The Company considered market approach and income approach for the measurement of fair value of the Regional Banking Unit which had been classified to disposal group held for distribution to owners. Under the income approach, the discount cash flow method was applied and the present value of projected cash flows for next 5 years and further periods, which were prepared based on the assumptions incorporating the expected long-term growth rate for banking industry and inflation rates, was calculated by applying the discount rates which represented the appropriate costs of capital for Kyongnam Bank Co., Ltd and Kwangju Bank Co., Ltd. Meanwhile, under market approach, the market multiples that were reflecting the market values of companies similar to the Regional Banking Unit were considered. To measure the fair value of Kyongnam Bank Co., Ltd and Kwangju Bank Co., Ltd, the both methods were used comprehensively.

The key assumptions used under the income approach are given as follows:

	Kwangju Bank	Kyongnam Bank
Projected period of cash flow (*1)	5 years	5 years
Perpetual growth rate	2.5%	2.5%
Discount rate (*2)	12.1%	12.1%

(*1)	The cash flow projections for the Kyongnam Bank Co., Ltd and Kwangju Bank Co., Ltd are based on various factors, such as historical financial information, market outlooks, long-term market growth rate, interest rates, and inflation rates, also incorporating managements’ latest budget and future operation plans.
(*2)	The discount rate used to discount the cash flows is based on the cost of capital assigned to Kyongnam Bank Co., Ltd and Kwangju Bank Co., Ltd, which is derived using a Capital Asset Pricing Model (“CAPM”). The CAPM depends on inputs, such as risk-free rate and market risk premium to reflect the inherent systematic risk of the business being evaluated.

14.	DEBENTURES AND BORROWINGS

(1)	Details of debentures are as follows (Unit: Korean Won in millions):

	Issuance date	Annual interest rate (%)	Maturity	December 31, 2013	December 31, 2012
Series 20-2nd bonds	Apr. 14, 2008	5.72	Apr. 14, 2013	—	170,000
Series 23-3rd bonds	Dec. 9, 2008	8.19	Dec. 9, 2013	—	60,000
Series 25-3rd bonds	Mar. 24, 2009	5.70	Mar. 24, 2014	150,000	150,000
Series 26th bonds (*2)	Mar. 31, 2009	6.36	Jan. 1, 2015	300,000	300,000
Series 27-2nd bonds (*1)	Jun. 15, 2009	5.94	Jun. 15, 2014	—	80,000
Series 28-2nd bonds	Nov. 13, 2009	5.43	Nov. 13, 2013	—	140,000
Series 29-1st bonds	May 20, 2010	4.45	May 20, 2013	—	30,000
Series 29-2nd bonds	May 20, 2010	5.11	May 20, 2015	220,000	220,000
Series 30-1st bonds	Aug. 3, 2010	4.51	Aug. 3, 2013	—	50,000
Series 30-2nd bonds	Aug. 3, 2010	4.97	Aug. 3, 2015	250,000	250,000
Series 31-1st bonds	Nov. 9, 2010	3.98	Nov.9, 2013	—	100,000
Series 31-2nd bonds	Nov. 9, 2010	4.32	Nov.9, 2014	150,000	150,000
Series 32nd bonds	Feb. 24, 2011	4.39	Feb. 24, 2014	50,000	50,000
Series 33rd bonds	Mar. 14, 2011	4.23	Mar. 14, 2014	160,000	160,000
Series 34-1st bonds (*1)	May 24, 2011	4.06	May 24, 2014	—	100,000
Series 34-2nd bonds	May 24, 2011	4.22	May 24, 2016	100,000	100,000
Series 35-1st bonds	Aug. 25, 2011	4.04	Aug. 25, 2014	100,000	100,000
Series 35-2nd bonds	Aug. 25, 2011	4.08	Aug. 25, 2016	150,000	150,000
Series 36-1st bonds	Oct. 28, 2011	4.08	Oct. 28, 2013	—	170,000
Series 36-2nd bonds	Oct. 28, 2011	4.16	Oct. 28, 2014	180,000	180,000
Series 36-3rd bonds	Oct. 28, 2011	4.30	Oct. 28, 2016	180,000	180,000
Series 37th bonds	Feb. 7, 2012	3.96	Feb. 7, 2017	100,000	100,000
Series 38th bonds	Jun. 26, 2012	3.75	Jun. 26, 2017	220,000	220,000
Series 39th bonds	Aug. 20, 2012	3.27	Aug. 20, 2017	250,000	250,000
Series 40th bonds	Oct. 30, 2012	3.03	Oct. 30, 2015	200,000	200,000
Series 41th bonds	Mar. 12, 2013	2.98	Mar. 12, 2018	200,000	—
Series 42nd bonds	July. 26, 2013	3.53	July. 26, 2018	50,000	—
Series 43-1st bonds (*2)	Sep. 27, 2013	3.85	Sep. 27, 2020	150,000	—
Series 43-2nd bonds (*2)	Sep. 27, 2013	3.97	Sep. 27, 2023	200,000	—
Series 44nd bonds (*2)	Oct. 31, 2013	3.90	Oct. 31, 2020	150,000	—

	Sub-total			3,510,000	3,660,000
Less: discounts on bonds payable				(4,975)	(5,724)

	Total			3,505,025	3,654,276

(*1)	The Company classified the bonds into liabilities directly associated with disposal group held for distribution to owners for the year ended December 31, 2013 (Note 13).
(*2)	These securities are subordinated bonds.

All debentures are to be paid in full at maturity.

(2)	There is no borrowing outstanding as of December 31, 2013 and 2012. As of December 31, 2013, the Company has contracts of credit line with banks as follows (Unit: Korean Won in millions):

	Annual interest rate (%)	Maturity	Line of credit
Hana Bank	CD(3M)+1.65	November 30, 2014	100,000
Kookmin Bank	CD(3M)+1.55	November 30, 2014	150,000

Total			250,000

15.	NET DEFINED BENEFIT LIABILITY

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. Plan liabilities are measured by using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Company is exposed to various risks through its defined benefit plan, and the most significant risks are as follows:

Volatility of Asset

The defined benefit obligation was estimated with a discount rate which is calculated based on the yield of blue chip corporate bonds in Korea. A deficit may occur if the rate of return on plan assets falls short of the discount rate. The plan assets include equity instruments are exposed to the related volatility and risks.

Decrease in Yield of Blue Chip Bonds

A decrease in yield of blue chip bonds would result in increase in defined benefit liability although the increase in value of some debt securities in the defined benefit plan would set it off partially.

Risk of Inflation

Defined benefit obligations are correlated to the inflation rate; the higher the inflation rate is, the higher the level of liabilities. As a result, a deficit may occur in the plan. However, the plan assets are less impacted since the plan assets consist of mainly debt securities with fixed rates and equity instruments.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	December 31, 2013 (*)	December 31, 2012
Defined benefit obligation	5,257	6,803
Fair value of plan assets	(5,290)	(6,666)

Net defined benefit liability (asset)	(33)	137

(*)	Excess of the fair value of the plan assets over retirement benefit obligation is recorded as other assets (Note 11).

(2)	Changes in defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013	For the year ended December 31, 2012
Beginning balance	6,803	5,194
Current service cost	1,511	1,498
Interest expense	233	223
Remeasurement	(339)	511
Retirement benefit paid	(4,470)	(1,548)
Past service cost	470	—
Transfer from related parties	1,049	925

Ending balance	5,257	6,803

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013	For the year ended December 31, 2012
Beginning balance	6,666	5,207
Interest income	254	256
Remeasurement	(82)	(67)
Employer’s contributions	1,509	1,858
Retirement benefit paid	(3,057)	(588)

Ending balance	5,290	6,666

(4)	Details of the plan assets are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Equity instruments	51	85
Deposits and others	5,239	6,581

Total	5,290	6,666

Return on plan assets are 172 million Won and 189 million Won for the years ended December 31, 2013 and 2012, respectively.

(5)	The amounts recorded in other comprehensive income in relation with the defined benefit plan are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013	For the year ended December 31, 2012
Current service cost	1,511	1,498
Past service cost	470	—
Net interest income	(21)	(33)

Recognized as net expense	1,960	1,465
Remeasurement	(257)	578

Recognized as other comprehensive expense	1,703	2,043

(6)	Key actuarial assumptions used in defined benefit liability assessment are as follows:

	December 31, 2013	December 31, 2012
Discount rate	3.96%	3.57%
Inflation rate	3.00%	3.00%
Future wage growth rate	5.18%	5.18%
Mortality ratio	The standard rate by Korea Insurance Development Institute
Retirement rate	The standard rate by Korea Insurance Development Institute

(7)	The sensitivity analysis using actuarial assumptions used in the defined benefit obligation is as follows (Unit: Korean Won in millions):

		Defined benefit obligation
		For the year ended December 31, 2013	For the year ended December 31, 2012
Discount rate	Increase by 1% point	4,906	6,392
	Decrease by 1% point	5,650	7,266
Future wage growth rate	Increase by 1% point	5,650	7,265
	Decrease by 1% point	4,900	6,386

16.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Details of other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Other financial liabilities
Accounts payables (*)	152,946	22,827
Accrued expenses	20,016	27,826
Dividends payables	2,649	2,649
Withholdings	202	146

Total	175,813	53,448

Other liabilities
Value added tax withheld	775	1,331
Others	114	148

Total	889	1,479

(*)	Accounts payables due to consolidated tax return are amounting to 150,568 million Won and 21,334 million Won as of December 31, 2013 and 2012 (Notes 27).

17.	CAPITAL STOCK AND SURPLUS

(1)	The total number of authorized shares is as follows (Unit: Korean Won except for shares):

	December 31, 2013	December 31, 2012
Authorized shares of common stock	2,400,000,000 shares	2,400,000,000 shares
Par value	5,000	5,000
Issued shares of common stock	806,015,340 shares	806,015,340 shares

(2)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Capital in excess of par value	109,025	109,025
Other capital surplus	1	1

Total	109,026	109,026

18.	HYBRID SECURITIES

The bond-type hybrid securities classified as equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	December 31, 2013	December 31, 2012
The 1st bond-type hybrid securities	Nov. 22, 2011	Nov. 22, 2041	5.91	310,000	310,000
The 2nd bond-type hybrid securities	Mar. 8, 2012	Mar. 8, 2042	5.83	190,000	190,000
Issuing expense				(1,593)	(1,593)

Total				498,407	498,407

Although these instruments have contractual maturity dates and stipulated contractual interest payments, the contractual agreements allow the Company to indefinitely extend the maturity date and defer the payment of interest without a modification of other terms of the instrument such as interest rate, etc. If the Company makes a resolution not to pay dividends on ordinary stocks, the Company is exonerated from interest payment on the hybrid securities.

19.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Other comprehensive income
Remeasurement of net defined benefit liability	(1,258)	(1,453)
Treasury shares (*)	(14)	(14)

Total	(1,272)	(1,467)

(*)	As of December 31, 2013 and 2012, the Company holds 2,000 shares (14 million Won) of its treasury shares respectively, acquired as a buyback of odd-lot share when exchanging the shares of Woori Investment & Securities Co., Ltd.

(2)	Changes in other equity are as follows (Unit: Korean Won in millions):

	January 1, 2013	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	December 31, 2013
Remeasurement item of employee benefits	(1,453)	257	—	(62)	(1,258)

	January 1, 2012	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	December 31, 2012
Remeasurement item of employee benefits	(1,015)	(578)	—	140	(1,453)

20.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Earned surplus reserve	1,075,539	1,035,849
Voluntary reserve	8,656,858	8,528,008
Retained earnings carried forward	(624,029)	371,776

Total	9,108,368	9,935,633

(2)	In accordance with the Regulations for Supervision of Financial Holding Companies (“RSFHC”), if provision for credit loss under K-IFRS for the accounting purpose is lower than those for the regulatory purpose required by RSFHC, the Company shall disclose such difference as regulatory planned reserve for credit loss.

(3)	Regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Beginning balance	858	8
Planned reserve provision (reversal) for credit loss	(791)	850

Ending balance	67	858

(4)	Reserve provided and net income after the reserve provided are as follows (Unit: Korean Won in millions, except for earning per share):

	For the year ended December 31, 2013	For the year ended December 31, 2012
Reserve provided (reversed)	(791)	850
Net income (loss) after the reserve provided	(595,572)	396,486
Earnings (loss) per share after the reserve provided (*)	(775)	458

(*)	Earnings per share after the planned reserve provided is calculated by deducting dividends on hybrid securities from net income after the reserve provided.

(5)	Statements of appropriations (dispositions) of retained earnings (deficit) are as follows (Unit: Korean Won in millions):

	Years ended December 31
	2013	2012
RETAINED EARNINGS BEFORE APPROPRIATIONS
Undisposed deficit carried over from prior years	(1,733)	(762)
Effect of change in accounting policy	—	(1,015)
Interest of hybrid equity securities	29,398	27,337
Net income (loss)	596,363	(397,336)

	624,028	(371,776)

DISPOSITIONS
Transfer from voluntary reserve	623,300	—
Reversal of reserve for credit loss	791	—

	624,091	—

APPROPRIATIONS
Earned surplus reserve	—	(39,690)
Reserves for credit loss	—	(850)
Cash dividends	—	(201,503)
(Dividends per common stock:
Nil and ￦250 (5.0%) in 2013 and 2012, respectively)
Voluntary reserve	—	(128,000)

	—	(370,043)

UNDISPOSED DEFICIT TO BE CARRIED FORWARD TO SUBSEQUENT YEARS	(63)	(1,733)

The appropriation for current period is scheduled on March 21, 2014 and the previous appropriation was resolved on March 22, 2013.

(6)	Dividends to net income ratio for the year ended December 31, 2013 and 2012 are as follows:

	2013	2012
The number of issued shares (A)	806,015,340 shares	806,015,340 shares
The number of treasury stocks (B)	2,000 shares	2,000 shares
Shares subject to dividend (C=A-B)	806,013,340 shares	806,013,340 shares

Dividend per share (D)	—	250 Won
Par value (E)	—	5,000 Won
Dividend ratio per share (F=D/E)	—	5.0%

Gross dividend (G=CXD)	—	201,503 million Won
Net income (loss) (H)	(596,363) million Won	397,336 million Won
Dividend ratio by net income (I=G/H)	—	50.71%

21.	NET INTEREST INCOME (EXPENSE)

Details of interest income and expense are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2012
Interest income
Interest income on deposit	5,458	10,357
Interest income on loans	44	49
Interest income on others	1,006	1,351

Sub-total	6,508	11,757

Interest expense
Interest expenses on borrowings	—	(124)
Interest expenses on debentures	(169,340)	(184,013)

Sub-total	(169,340)	(184,137)

Total	(162,832)	(172,380)

22.	NET FEES AND COMMISSIONS INCOME

Details of fees and commissions income and expense are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2012
Fees and commissions income
Brand royalty income	60,140	62,582
Fees and commissions expense
Fees for legal advice	(321)	(96)
Other fee expenses	(13,895)	(3,047)

Sub-total	(14,216)	(3,143)

Total	45,924	59,439

23.	DIVIDEND INCOME

Dividend income is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2012
Woori Bank	173,306	479,053
Kwangju Bank	19,892	28,213
Kyongnam Bank	23,769	7,976
Woori Investment Securities Co., Ltd.	7,543	17,348
Woori F&I Co., Ltd.	22,974	21,574
Woori Financial Co., Ltd.	6,597	8,108

Total	254,081	562,272

24.	IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment loss due to credit losses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2012
Impairment losses due to credit losses	4,624	—
Reversal of provision for credit losses	(3)	—

Total	4,621	—

25.	ADMINISTRATIVE EXPENSES

Details of administrative expenses are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2013	2012
Employee benefits	Short term employee benefits	Salaries	17,528	21,935
		Others	2,923	3,467
	Retirement benefits		1,960	1,465
	Redundancy payments		1,702	—

	Sub-Total		24,113	26,867

Depreciation and amortization			156	185
Other administrative expenses	Traveling expenses		207	422
	Operating promotion expenses		1,066	1,354
	Rent		1,288	1,683
	Maintenance expense		679	830
	IT expenses		3,956	1,923
	Advertising		6,217	12,349
	Taxes and dues		216	216
	Insurance premium		307	326
	Others		3,875	4,619

	Sub-total		17,811	23,722

	Total		42,080	50,774

26.	NON-OPERATING PROFIT AND LOSS

Details of other non-operating incomes and non-operating expenses as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2012
Non-operating incomes
Miscellaneous income	1,372	3,907
Non-operating expenses
Donation	(4,357)	(5,275)
Miscellaneous loss	(4)	—
Impairment losses on asset held for sale	(306,437)	—
Others	(1)	—

Sub-Total	(310,799)	(5,275)

Total	(309,427)	(1,368)

27.	INCOME TAX EXPENSE

(1)	Income tax expenses (income) are as follows (Korean Won in millions):

	For the years ended December 31
	2013	2012
Current tax expense (income)
Current tax expense for the current year	—	—
Adjustments recognized in the current period in relation to the current tax of prior periods	—	—

Sub-total	—	—

Deferred tax expense (income)
Deferred tax expense (income) relating to the origination and reversal of temporary differences	377,470	(286)
Deferred tax reclassified from other comprehensive income to net income	(62)	140

Sub-total	377,408	(146)

Income tax expenses (income)	377,408	(146)

(2)	Reconciling items between income before income tax and income tax expenses are as follows (Korean Won in millions):

	For the years ended December 31
	2013	2012
Income before income tax	(218,955)	397,190
Tax calculated at statutory tax rate (*1)	(52,987)	95,658
Tax effect on reconciling items:
Non-taxable income	(47,131)	(108,491)
Non-deductible expenses	258	324
Effect from the recognition of loss carry-forward and net taxable differences due to investments in subsidiaries and joint ventures that has not been recognised in the previous periods	452,283	—
Others	24,985	12,363

Sub-total	430,395	(95,804)

Income tax expense (income)	377,408	(146)
Effective tax rate (*2)	—	—

(*1)	Applicable income tax rate; 1) 11% for below 200 million Won, 2) 22% for from 200 million Won to 20 billion Won, 3) 24.2% for above 20 billion Won.
(*2)	The effective tax rate is not produced because income before income tax and income tax expense are negative amount (-) for the years ended December 31, 2013 and 2012, respectively.

(3)	Changes in deferred tax assets (liabilities) are as follows (Unit: Korean Won in millions):

	January 1, 2013	The amount recognized in net income	The amount recognized in other comprehensive income	December 31, 2013
Investments in subsidiaries and joint ventures	—	(419,798)	—	(419,798)
Provisions for credit losses	—	1,106	—	1,106
Accrued expenses	2,425	(433)	—	1,992
Defined benefit liability	1,318	(200)	(82)	1,036
Plan assets	(1,317)	242	20	(1,055)
Depreciation	18	3	—	21
Loss carried forwards	—	41,672	—	41,672

Total	2,444	(377,408)	(62)	(375,026)

	January 1, 2012	The amount recognized in net income	The amount recognized in other comprehensive income	December 31, 2012
Accrued expenses	2,148	277	—	2,425
Defined benefit liability	674	520	124	1,318
Plan assets	(676)	(657)	16	(1,317)
Depreciation	12	6	—	18

Total	2,158	146	140	2,444

(4)	Deferred income tax assets and liabilities were not recognized for the taxable and deductible temporary differences associated with investments in subsidiaries where the Company was able to control the timing of the reversal of the temporary differences and it was probable that the temporary differences would not reverse in the foreseeable futures and it was uncertain to realize. Deferred income tax liabilities are not recognized for the net taxable temporary differences of 6,886,176 million Won and 8,927,317 million Won as of December 31, 2013 and 2012, respectively.

Also, deferred income tax assets were not recognized for the loss carry-forwards of 12,562 million Won and 184,765 million Won as of December 31, 2013 and 2012, respectively, due to the uncertainty of the realization.

(5)	Deductible tax loss carry forwards are as follows (Korean Won in millions):

Year incurred	Incurred (*1)	Expired	Remained	Expiration Date
2008	12,562	—	12,562	December 31, 2013
2009	172,203	—	172,203	December 31, 2019 (*2)

	184,765	—	184,765

(*1)	Incorporating adjustments based on the reported tax returns
(*2)	As a result of the revision of the Corporate Income Tax Law, the period allowed for the unused tax loss carry-forward has extended to 10 years.

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Current tax assets (*1)(*2)	138,005	20,844
Current tax liabilities (*2)	—	165,588

(*1)	The Company did not offset current tax liabilities with current tax assets related to income tax refund as of December 31, 2012 since the Company has no intention to settle on a net basis or to realize the asset and settle the liability simultaneously.
(*2)	The Company recognized receivables and payables which were to be received or paid according to consolidated tax return on behalf of the subsidiaries as of December 31, 2013 and 2012 (Notes 6 and 16).

28.	EARNINGS PER SHARE (EPS)

Basic EPS is calculated by earnings subtracting the dividends paid to holders of preferred stock and hybrid securities from the net income attributable to ordinary shareholders from the statements of comprehensive income and dividing by the weighted average number of common shares outstanding (Unit: Korean Won in millions except for earnings per share and number of shares):

	For the years ended December 31
	2013	2012
Net income (loss) on common shares	(596,363)	397,336
Dividend on hybrid securities	(29,398)	(27,336)
Net income (loss) attributable to common shareholders	(625,761)	370,000
Weighted average number of common shares outstanding (shares)	806,013,340	806,013,341
Basic EPS	(776)	459

Meanwhile, as there is no dilution effect for the years ended December 31, 2013 and 2012, respectively, the Company’s diluted EPS is equal to its basic earnings per share.

29.	INSURANCE

As of December 31, 2013, the Company carries director and officer liability insurance and property insurance with Samsung Fire & Marine Insurance Co., Ltd. The insurance coverages are amounting to 50,000 million Won and 354 million Won, respectively.

30.	RELATED PARTY TRANSACTIONS

Significant balances as of December 31, 2013 and 2012, and major transactions for the years ended December 31, 2013 and 2012 between the Company and its subsidiaries, joint ventures and associates are as follows:

(1)	Related parties

Government related entity	Consolidated subsidiaries	Joint ventures and associates
Korea deposit insurance corporation	Woori Bank, Kyongnam Bank, Kwangju Bank,	Woori Aviva Life Insurance Co., Ltd.,
	Woori FIS Co., Ltd., Woori Card,	Woori Renaissance Holdings,
	Woori F&I Co., Ltd.,	Woori Blackstone Korea Opportunity Private Equity Fund I,
Woori Investment Securities Co., Ltd.,
	Woori Asset Management Co., Ltd.,	Korea Credit Bureau Co., Ltd.,
	Woori Private Equity Co., Ltd.,	Woori Service Networks Co., Ltd.,
	Woori Financial Co., Ltd.,	Korea Finance Security Co., Ltd.,
	Woori FG Savings Bank,	Kumho Tires Co., Ltd.,
	Woori Finance Research Institute,	Phoenix Digital Tech Co., Ltd.,
	Woori Credit Information Co., Ltd.,	Seoul Lakeside Co., Ltd.,
	Woori America Bank,	Chungdo Woori Century Security Co., Ltd., United PF 1st Corporate Financial Stability, ChinHung International, Inc.,
Woori Global Markets Asia Ltd.,
Woori China Bank,
	Woori Russia Bank, P.T. Bank Woori Indonesia,	Poonglim Co., Ltd.,
	Woori Brazil Bank,	Ansang Tech Co., Ltd.,
	Korea BTL Infrastructure Fund,	Woori New Alpha Fund,
	Woori Fund Service Co., Ltd.,	Woori Columbus 1st Private Equity Fund,
Woori Futures Co., Ltd.,
	Woori Investment Securities Int’l Ltd.,	Hana Construction Co., Ltd.,
	Woori Investment Securities (H.K.) Ltd.,	Samho International Co., Ltd.,
	Woori Investment Securities America Inc.,	Force Tec Co., Ltd.,
	MARS Second Private Equity Fund,	STX Engine Co., Ltd.,
	Woori Investment Asia PTE Ltd.,	DKT Co., Ltd.,
	Woori Absolute Partners PTE Ltd.,	Woori EA 16th Asset Securitization Specialty and 22 SPCs
Woori Absolute Asia Global Opportunity Fund,
LG Investment Holding B.V. (Amsterdam) GG,
Woori Korindo Securities Indonesia,
Woori CBV Securities Corporation,
Woori Absolute Return Investment Strategies
Fund, Woori Investment Bank Co., Ltd.,
Sahn Eagles LLC, Two Eagles KIB LLC,
Woori EL Co., Ltd.,
Woori Investment Advisory Co., Ltd., (Beijing),
Kofc Woori Growth Champ Private Equity Fund,
Woori AMC Co., Ltd., Woori Private Equity Fund,
Woori Giant First Co., LLC.,
Woori Bank principal and interest Trust and 2 principal and interest trusts,
Woori Bank principal Trust and 3 principal Trusts,
Woori F&I Seventh Asset Securitization Specialty and 63 SPCs,
Woori Heritage Longshort Private Equity trusts I and 58 beneficiary certificates.

(2)	Receivables and payables with consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		December 31, 2013	December 31, 2012
Receivables	Woori Bank	20,550	36,562	Refundable rent deposits
		67,380	199,471	Cash and cash equivalents
		28	561	Interest receivables
		1,593	699	Prepaid expenses
		236	128,097	Receivables
	Kyongnam Bank	—	8,139	Cash and cash equivalents
		—	36	Interest receivables
		9	27,573	Receivables
	Kwangju Bank	—	28,790	Cash and cash equivalents
		—	126	Interest receivables
		7	5,600	Receivables
	Woori Investment Securities Co., Ltd.	2	—	Receivables
	Woori FIS	873	485	Receivables
	Woori PE	226	355	Receivables
	Woori Asset Management	616	274	Receivables
	Woori Financial	1,000	1,000	Loans
		(2)	(5)	Provisions for credit losses
	Woori F&I	—	1,538	Receivables
	Woori Credit Information	233	497	Receivables
	Woori AMC	1,324	1,888	Receivables
	Woori Investment Bank Co., Ltd.,	15	—	Receivables
	Woori Fund Service	—	31	Receivables
	Woori Finance Research Institute	—	1,546	Receivables
		—	13	Interest receivables
	Woori Card	9,324	—	Receivables
		308	—	Prepaid expenses

		103,722	443,276

Payables	Woori Bank	134,827	21,069	Accounts payables
		(5,290)	(6,666)	Retirement plan assets
	Kyongnam Bank	5,445	—	Accounts payables
	Kwangju Bank	8,865	—	Accounts payables
	Woori Investment Securities Co., Ltd.	114	—	Accounts payables
	Woori F&I	1,515	10	Accounts payables
	Woori FIS	425	84	Accounts payables
	Woori PE	—	1	Accounts payables
	Woori Credit Information	—	1	Accounts payables
	Woori AMC	—	3	Accounts payables
	Woori Fund Service	2	—	Accounts payables
	Woori FG Savings Bank	35	489	Accounts payables
	Woori Finance Research Institute	1,312	—	Accounts payables
	Woori Card	162	—	Accounts payables

		147,412	14,991

(3)	Receivables and payables with related parties other than consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		December 31, 2013	December 31, 2012
Receivables	Woori Aviva Life Insurance Co., Ltd.	4,624	3,006	Receivables
		(4,624)	—	Provisions for credit losses

(4)	Financing transaction with consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		January 1, 2013	Increase	Decrease	December 31, 2013
Woori Financial	Receivables	1,000	—	—	1,000
	Provisions for credit losses	(5)	—	3	(2)

		January 1, 2012	Increase	Decrease	December 31, 2012
Woori Financial	Receivables	1,000	—	—	1,000
	Provisions for credit losses	(5)	—	—	(5)

(5)	Transactions with consolidated subsidiaries (Unit: Korean Won in millions):

		For the years ended December 31
		2013	2012
Revenues	Woori Bank	44,074	48,913	Brand royalty income
		4,840	9,455	Interest on deposits
		1,003	1,339	Interest related to leasehold deposits
		173,306	479,053	Dividends
		264	183	Other operating income
	Kyongnam Bank	1,874	1,776	Brand royalty income
		107	199	Interest on deposits
		23,769	7,976	Dividends
	Kwangju Bank	1,194	1,165	Brand royalty income
		266	703	Interest on deposits
		19,892	28,213	Dividends
		80	—	Other operating income
	Woori Financial	730	649	Brand royalty income
		44	49	Interest on loans
		6,597	8,108	Dividends
		3	—	Reversal of impairment
	Woori FIS	634	591	Brand royalty income
		263	249	Other operating income
	Woori F&I	138	115	Brand royalty income
		22,974	21,574	Dividends
	Woori Investment & Securities	7,867	7,660	Brand royalty income
		171	211	Other operating income
		7,543	17,348	Dividends
	Woori Asset Management	68	71	Brand royalty income
	Woori PE	16	17	Brand royalty income
	Woori FG Savings Bank	46	11	Brand royalty income
	Woori Finance Research Institute	3	13	Other interest
	Woori Investment Bank	179	—	Other operating income
		104	—	Brand royalty income
	Woori Credit Information	75	72	Brand royalty income
	Woori Fund Service	7	2	Brand royalty income
	Woori AMC	47	40	Brand royalty income
	Woori Futures	83	94	Brand royalty income
	Woori Card	1,713	—	Brand royalty income

		319,974	635,849

Expenses	Woori Bank	624	768	Maintenance expenses
		1,003	1,339	Rent
		(254)	(256)	Retirement benefit
		—	60	Service fees
		25	106	Other fees
	Woori FIS	3,212	1,923	Service fees
	Woori Finance Research Institute	6,580	—	Other fees
	Woori Card	192	—	Advertising

		11,382	3,940

(6)	Transactions with related parties other than consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		For the years ended December 31
		2013	2012
Revenues	Woori Aviva Life Insurance Co., Ltd.	1,470	1,406	Brand royalty income

(7)	Compensation to managements are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2012
Short term employee benefit	3,905	3,984
Retirement benefit	69	207

	3,974	4,191

31.	PRIVATIZION PLAN

As of June 26, 2013, the Public Fund Oversight Committee (the “PFOC”) have deliberated and determined for privatization of the Company and its subsidiaries. The PFOC will proceed with the demerger and the sale process through which the Company and its subsidiaries will be split into three groups, Regional Banks including Kwangju Bank Co., Ltd. and Kyongnam Bank Co., Ltd., Brokerage Subsidiaries including Woori Investment & Securities Co., Ltd., and Woori Bank Group including Woori Bank Co., Ltd and its subsidiaries.

Category	Subsidiaries

Regional Banks	Kwangju Bank Co., Ltd. and Kyongnam Bank Co., Ltd.

Brokerage Subsidiaries	Woori Investment Securities Co., Ltd, Woori Financial Co., Ltd., Woori F&I Co., Ltd., Woori Asset Management Co., Ltd., Woori Aviva Life Insurance and Woori Savings Bank

Woori Bank Group	Woori Bank Co., Ltd. and its subsidiaries

In accordance with the PFOC’s plan, the Company announced the sale of shares of the Brokerage Subsidiaries on August 16, 2013. On December 6, 2013, the Company selected the preferred potential buyers for Woori Financial Co., Ltd. and Woori F&I Co., Ltd. of the Brokerage Subsidiaries. In addition, on December 24, 2013, the Company selected the preferred potential buyers for the Brokerage Subsidiaries, which incorporating Woori Investment & Securities Co., Ltd., Woori Asset Management Co., Ltd., Woori Aviva Life Insurance Co., Ltd. and Woori Savings Bank Co., Ltd.

On February 20, 2014, the Company made agreements for the sales of shares of Woori Financial Co., Ltd. and Woori Asset Management Co., Ltd. with KB Financial Group INC. and Kiwoom Securities Co., Ltd. respectively.

Meanwhile, in accordance with the PFOC privatization, the board of directors of the Company approved a plan of demerger of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. on August 27, 2013. In accordance with the plan, on January 28, 2014, the extraordinary shareholders’ meeting of the Company approved the demerger plan of the Regional Banks and the demerger is scheduled be effective on May 1, 2014.

32.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT PLAN

(1)	Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and KDIC have entered into agreements to implement management improvement plans. Under the agreements, the three subsidiaries are obligated to improve their respective financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative ratio, non-performing loan rate and adjusted operating income per person. If the three subsidiaries fail to make improvements, the KDIC can enforce the three subsidiaries to increase or decrease their capital, pursue mergers, transfer of loans and deposits, or close or sell parts of their business operations.

(2)	Since July 2, 2001, the Company and KDIC have entered into an agreement whereby the Company would integrate the aforementioned subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve their performances. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case the plan fails.

(3)	In addition to the agreement on July 2, 2001, in order to implement the aforementioned agreements, the Company and its three subsidiaries entered management implementation agreements. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in Premises and equipment, promotion of new business or new equity investment, or to close or merge their branch operations.

Deloitte Anjin LLC 9Fl., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 150-945, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Internal Accounting Control System Review Report

English Translation of a Report Originally Issued in Korean

To Chief Executive Officer of

Woori Finance Holdings Co., Ltd.:

We have reviewed the management’s report on the operations of the Internal Accounting Control System (“IACS”) of Woori Finance Holdings Co., Ltd. (the “Company”) as of December 31, 2013. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Company states that “based on the assessment of the operations of the IACS as of December 31, 2013, the Company’s IACS has been designed and is operating effectively as of December 31, 2013, in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association.”

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review includes obtaining an understanding of the Company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

The Company’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards. Due to inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.

Our review is based on the Company’s IACS as of December 31, 2013, and we did not review management’s assessment of its IACS subsequent to December 31, 2013. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

March 4, 2014

Notice to Readers

This report is annexed in relation to the audit of the financial statements as of December 31, 2013 and the review of management report on the assessment of the operations of IACS pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities.

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Member of Deloitte Touche Tohmatsu Limited

Report on the Operations of the Internal Accounting Control System

To the Board of Directors and Audit Committee of

Woori Financial Holdings Co., Ltd.

I, as the Internal Accounting Control Officer (“IACO”) of Woori Financial Holdings Co., Ltd. (“the Company”), assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2013.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.

Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2013, in all material respects, in accordance with the IACS standards.

February 28, 2014

Seung Gyu Kim
Internal Accounting Control Officer

Soon Woo Lee
Chief Executive Officer